UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
BioDelivery Sciences International, Inc.
(Name of Subject Company)
BioDelivery Sciences International, Inc.
(Name of Persons Filing Statement)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
09060J106
(CUSIP Number of Class of Securities)
Jeffrey Bailey
Chief Executive Officer
4131 ParkLake Ave., Suite 225
Raleigh, NC 27612
(919) 582-9050
(Name, Address and Telephone Number, including area code, of Agent For Service)
With copies to:
Robert E. Puopolo, Esq.
Blake Liggio, Esq.
Goodwin Procter LLP
100 Northern Avenue
Boston, MA 02210
(617) 570-1000
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

BDSI Employees,

Earlier this morning, a Press Release was issued stating the formal announcement of Collegium Pharmaceutical acquiring BioDelivery Sciences International.

Please see the attached Press Release.

See the Press Release here: https://ir.bdsi.com/news-releases/news-release-details/collegium-acquire-biodelivery-sciences-all-cash-deal

BDSI has announced that it has entered into a definitive merger agreement for Collegium Pharmaceutical, Inc. to purchase all outstanding shares of BDSI at $5.60 per share in an all-cash transaction. This corresponds to a total equity value of approximately $604 million (on a fully diluted basis). The merger agreement has been unanimously approved by the Board of Directors of both BDSI and Collegium.

Today marks a significant milestone in our company’s journey. This news is indeed a testament to the value our company has created. The transaction between the two companies is expected to close late in Q1 2022.

I understand there will be many questions and a desire to learn more about what this means to you.

To keep our entire employee base informed, we will conduct a Town Hall meeting at 11am this morning. (Invite from Scott Plesha to follow).

Thank you all for your tremendous efforts. I look forward to speaking to you all today.

-Jeff

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

The tender offer (the “Offer”) described in this press release has not yet commenced, and this release is neither a recommendation, nor an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of BDSI or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the SEC by Collegium and its acquisition subsidiary, and a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the SEC by BDSI. The Offer to purchase the outstanding shares of the common stock of BDSI will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A LETTER OF TRANSMITTAL AND RELATED DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 REGARDING THE OFFER, AS THEY MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the information agent for the Offer, which will be named in the tender offer statement. Investors and security holders may also obtain, at no charge, the documents filed or furnished to the SEC by BDSI under the “Investors” section of BDSI’s website at www.bdsi.com.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Any statements made in this communication that are not statements of historical fact, including statements about BDSI’s beliefs and expectations and statements about the Offer and Collegium’s proposed acquisition of BDSI, including the timing of and closing conditions to the acquisition, and the potential effects of the pending acquisition on BDSI are forward-looking statements that are based on management’s beliefs, certain assumptions and current expectations and should be evaluated as such. These statements may be identified by their use of forward-looking terminology such as the words “intend,” “believe,” “expect,” “anticipate,” “should,” “planned,” “projected,” “estimated,” and “potential,” among others. Such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to: the possibility that various closing conditions set forth in the Merger Agreement may not be satisfied or waived, including uncertainties as to the percentage of BDSI’s stockholders tendering their shares in the Offer; the possibility that competing offers will be made; the effect of the announcement of the proposed acquisition on the ability of BDSI to retain and hire key personnel and maintain relationships with customers, strategic partners, suppliers, regulatory authorities and others with whom BDSI does business, or on BDSI’s operating results and business generally; the risk that BDSI and Collegium may be unable to obtain governmental and regulatory approvals required for the Transactions, or that required governmental and regulatory approvals may delay the Transactions or cause the parties to abandon the proposed Transactions; the impact of legislative, regulatory, competitive and technological changes; the risk that any stockholder litigation in connection with the Transactions may result in significant costs of defense, indemnification and liability; and other risks and uncertainties discussed in filings that BDSI makes with the SEC, including the “Risk Factors” section of BDSI’s Annual Report on Form 10-K for the year ended December 31, 2020 filed with the SEC and subsequent Quarterly Reports on Form 10-Q, as well as the tender offer documents to be filed by Collegium, Purchaser and BDSI.
The forward-looking statements contained in this communication are made as of the date hereof, and BDSI undertakes no obligation to update any forward-looking statements, whether as a result of future events, new information or otherwise, except as expressly required by law. All forward-looking statements in this document are qualified in their entirety by this cautionary statement.